

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2023

Brian Ford
Interim Chief Financial Officer
Acasti Pharma Inc.
2572 boul. Daniel-Johnson, 2nd Floor
Laval, Québec, Canada H7T 2R3

> **Re: Acasti Pharma Inc.**
> **Registration Statement on Form S-3**
> **Filed October 6, 2023**
> **File No. 333-274899**

Dear Brian Ford:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at 202-551-7836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brandon Kinnard